UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Bionik Laboratories Corp.
(Name of Issuer)

Common Stock, par value $0.001 per Share
(Title of Class of Securities)

09074A109
(CUSIP Number)

E.C.I. SA 125 rue Saint Martin, F-75004 Paris, France +33 1 75 43 53 11
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.           09074A109

1.	Names of Reporting Person: E.C.I. SA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 28,292,383 (see Item 5)
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 28,292,383 (see Item 5)
	10.	Shared Dispositive Power: None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,292,383
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 7.19%
14.	Type of Reporting Person (See Instructions): OO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of Bionik Laboratories Corp., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 483 Bay Street, N105, Toronto, Ontario M5G 2C9.

Item 2. Identity and Background

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by E.C.I. SA, a company organized under the laws of France (the “Reporting Person”). The address of the principal offices of the Reporting Person is 125 rue Saint Martin, F-75004, Paris, France. The principal business of the Reporting Person is holding activities.

The Reporting Person has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In July 2018, the Reporting Person had subscribed for a convertible promissory note (the “Note”) issued by the Company and pursuant thereto loaned to the Company an aggregate amount of approximately $380,297 (the “Loan”), which Loan was received by the Company on August 8, 2018. On August 8, 2018, the Note issued to the Reporting Person converted in accordance with its terms (the “Conversion”) into 8,236,885 shares of Company Common Stock.

Item 4. Purpose of Transaction

The Reporting Person acquired beneficial ownership of the securities of the Company for investment purposes only and with no view to their resale or other distribution of any kind. The Reporting Persons may make further debt and/or equity investments in the Company pursuant to future private and/or public offerings by the Company.

The Conversion described herein was effected in connection with a larger overall transaction of the Company in which the Company converted convertible promissory notes into an aggregate of 102,509,278 shares of Company Common Stock (which includes the shares issued in the Conversion described herein; the “Note Conversion”), which number of Shares was preliminarily determined on July 24, 2018, of which an aggregate of 94,272,393 shares were issued on July 26, 2018, and 8,236,885 shares were issued on August 8, 2018. The Company has not yet definitively determined the final conversion price, and if, upon such definitive determination, the Company is required to issue additional shares of Company Common Stock to the Reporting Person, the Reporting Person will file an amended Schedule 13D. The Note Conversion resulted in an increase in the Company’s issued and outstanding shares of Company Common Stock and exchangeable shares (which vote with the Company Common Stock as a single class and convert into Company Common Stock on a 1-for-1 basis at the option of the holder) to 391,655,118 shares.

Except as set forth above, the Reporting Person has no present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)-(b) As a result of the Note Conversion, as of August 8, 2018, the Company had an aggregate of 391,655,118 shares of common stock and exchangeable shares outstanding. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, except that all outstanding exchangeable shares are deemed converted into common stock for purposes of computing the percentage of ownership. The aggregate number and percentage of the class of securities of the Company and the voting and dispositive powers of the Reporting Person is set forth below:

Reporting Person
Amount beneficially owned:	28,292,383 (1)
Percent of class:	7.19%
Sole power to vote or to direct the vote:	28,292,383 (1)
Shared power to vote or direct the vote:	0
Sole power to dispose or to direct the disposition of:	28,292,383 (1)
Shared power to dispose or to direct the disposition of:	0

(1)       Includes 1,398,115 Exchangeable Shares. Also includes warrants to purchase an aggregate of 1,728,611 shares of the Company’s common stock.

(c)	Except as described herein, the Reporting Person has not effected any transaction in the Company’s securities in the past 60 days.

(d) and (e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4 herein and hereby is incorporated by reference.

Item 7. Material to be Filed as Exhibits

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2018

E.C.I. SA

By:	/s/ Evelyne Caillaud
Name: Evelyne Caillaud Title: Chairman